Filed by ION Acquisition Corp 2 Ltd. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 2 Ltd.

Commission File No.: 001-40048

Innovid Announces Filing of Registration Statement on Form S-4 in Connection With Its Proposed Business Combination with ION Acquisition Corp. 2 Ltd.

NEW YORK, NY – August 5, 2021 -  Innovid, a leading independent ad delivery and measurement platform for connected TV, today announced that ION Acquisition Corp. 2 Ltd. (NYSE: IACB) (“ION”) has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, in connection with the previously announced proposed business combination with Innovid. The Registration Statement provides important information about ION, Innovid and the proposed business combination, but has not yet become effective and is subject to change.

ION’s Class A common stock is currently traded on NYSE under the symbol “IACB.” In connection with the closing of the transaction, subject to approval, Innovid’s common stock is expected to be publicly listed under the ticker symbol “CTV.” Completion of the transaction, which is expected in the fourth quarter of 2021, is subject to approval by ION’s shareholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions.

Forward-Looking Statements Legend

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Innovid Inc. (“Innovid”) and Ion Acquisition Corp 2 Ltd. (“ION”), including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by Innovid and the markets in which it operates, and Innovid’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: Innovid’s ability to maintain and expand relationships with advertisers; the decrease and/or changes in CTV audience viewership behavior; the failure to make the right investment decisions or the failure to innovate and develop new solutions that are adopted by advertisers and/or partners; Innovid’s estimates of market opportunity, forecasts of market growth and projections of future financial performance; Innovid’s sales and marketing efforts requiring significant investments and long sales cycles; failure to manage growth effectively; the business combination not be satisfied on a timely basis or at all, and other risks and uncertainties indicated from time to time in the proxy statement/prospectus, including those under “Risk Factors” therein, and in Ion’s other filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innovid and ION assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Innovid nor ION gives any assurance that either Innovid or ION will achieve its expectations.

Additional Information

This communication is being made in respect of the proposed transaction involving Innovid Inc. (“Innovid”) and Ion Acquisition Corp. 2 Ltd. (“ION”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, Innovid has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary proxy statement/prospectus subject to completion in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Innovid and ION also plan to file other documents with the SEC regarding the proposed transaction and a definitive proxy statement/prospectus will be made available or mailed to holders of shares of ION’s Class A ordinary shares. The preliminary proxy statement/prospectus subject to completion, as well as other filings containing information about Innovid and ION are available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus can also be obtained, when available, without charge, from Innovid’s website at http://www.innovid.com. Copies of the definitive proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in Solicitation

ION and Innovid and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Ion’s stockholders in connection with the proposed transaction. Information about Ion’s directors and executive officers and their ownership of Ion’s securities is set forth in Ion’s filings with the SEC. To the extent that holdings of Ion’s securities have changed since the amounts printed in Ion’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/ prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

About ION Acquisition Corporation

The Company is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. While the Company may pursue a business combination target in any business or industry, the Company intends to focus on the rapidly growing universe of Israeli companies and entrepreneurs that apply technology and innovation to our everyday lives. The Company is sponsored by ION Holdings 2, LP, an affiliate of ION Asset Management Ltd

About Innovid

Innovid is a leading independent omni-channel advertising and analytics platform built for television. We use data to enable the personalization, delivery, and measurement of ads across the widest breadth of channels in the market including TV, video, display, social, audio, and DOOH. Our platform seamlessly connects all media, delivering superior advertising experiences across the audience journey. Innovid serves a global client base of brands, agencies, and publishers through fifteen offices across the Americas, Europe, and Asia Pacific. For more information visit www.innovid.com.

Contacts

Investors:

The Blueshirt Group, for Innovid

investors@innovid.com

Press:

Stephanie Geno

pr@innovid.com

ION Acquisition Corp:

Avrom Gilbert

avrom@ion-am.com

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